

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

<u>Via E-Mail</u>
Steven C. Quay
Chairman, Chief Executive Officer and President
Atossa Genetics Inc.
4105 E. Madison Street, Suite 320
Seattle, Washington 98112
Telephone: (206) 325-6086

      Re: **Atossa Genetics Inc.**
               Registration Statement on Form S-1
               Filed January 28, 2012
               File No. 333-186248

Dear Mr. Quay:

      Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note that there is no audit report and there are no audited financial statements included. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

                                  Sincerely,

                                  /s/ Amanda Ravitz

                                  Amanda Ravitz
                                  Assistant Director

cc: (via email)   Ryan A. Murr Esq.
                   Lisa M. Kahle, Esq.
                   Kyle Guse, Esq.